May 19, 2005

Ms. Michele Gohlke
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington, D.C. 20549-0306

Re:	Winland Electronics, Inc.
Form 10-KSB for year ended December 31, 2004 filed March 21, 2005,
File No. 001-15637
Your letter dated April 22, 2005

Dear Ms. Gohlke,

     On behalf of Winland Electronics, Inc., (“Winland” or “the Company”), I am responding to the comments in your letter dated April 22, 2005 with respect to the above-referenced filing. Each response is numbered to correspond to the number of the relevant comment in your letter.

Form 10-KSB for the year ended December 31, 2004

Management’s Discussion and Analysis or Plan of Operation — Page 7

1.	We note throughout your MD&A in the results of operations you identify significant changes that significantly impacted your operating results but you do not quantify such changes or provide an adequate discussion or explanation for such changes. For example, you indicate that gross profit increased in 2004 due to increases in temporary employee wages, component prep charges, equipment repairs and leases, small tooling, manufacturing supplies and freight, which were offset in part by a reduction in obsolescence and warranty reserves. In future filings please provide an investor with an extensive discussion of the items that significantly impacted your results for the periods being compared with the impact of such item

The Company will comply with the aforesaid comment in its future filings.

2.	In future filings, revise this section to include a discussion of the material components of Cost of Sales and General and Administrative expenses so the reader understands your income statement presentation and how gross margin is computed. Also include in your discussion the type of costs that you capitalize in inventories.

The Company will comply with the aforesaid comment in its future filings.

- Critical Accounting Policies— Page 9

3.	In addition to identifying in MD&A all significant estimates, in future filings include a discussion of the methodology used by management in determining these particular estimates and the likelihood that materially different amounts would be reported under different conditions or using different methods. For example, expand your discussion in future filings and tell us supplementally in regards to your inventory obsolescence reserve the methodology that is used by Management to determine such reserve and the significant assumptions made and estimates used. Refer to the guidance provided in FR-60 and FR-72.

The Company will comply with the aforesaid comment in its future filings. The Company intends to include the following discussion on estimates as they would be disclosed in the Critical Accounting Policies in future filings to help the reader better understand management’s methods used in determining reserves and the significant assumptions made and estimates used:

“The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We cannot assure you that actual results will not differ from those estimates. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Inventory Valuation. Our inventories are stated at the lower of cost, using the first-in, first-out (FIFO) method, or market value. Our industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand, as well as other market considerations. The Company makes provisions for slow moving, estimated excess and obsolete inventory based on an analysis of the existing inventory, and applying probability of obsolescence percentages to the aged inventory brackets based on historical experience and specific identification of obsolete inventory. In addition, we conduct quarterly reviews for our major customers and annual reviews for lower volume customers of inventory quantities on hand and on order in conjunction with the latest forecasts of product demand and production requirements from these customers. Inventory not specific to a particular customer is reviewed at least annually. The Company believes that the processes used to determine inventory obsolescence reserve ensure a more accurate estimate of such reserve than any other methodology.

All parts specifically identified as obsolete, excess with no foreseeable opportunity of usability and slow moving parts which become unusable due to solderability or date code issues are periodically discarded as part of inventory write downs. Management’s estimated reserve for slow moving and obsolete inventories was valued at $150,000 and $200,000 for the periods ended March 31, 2005 and 2004, respectively. The reserve balance is analyzed for adequacy at least quarterly along with the periodic inventory reviews. If actual market conditions or our customers’ product demands are less favorable than those projected, additional reserves and inventory write-downs may be required.

Allowance for Doubtful Accounts. We evaluate our allowance for uncollectible accounts on a quarterly basis and review any significant customers with delinquent balances to determine future collectibility. We base our determinations on legal issues (such as bankruptcy status), past history, current financial and credit agency reports, and experience. We reserve accounts deemed to be uncollectible in the quarter in which we make the determination. We maintain additional reserves based on our historical bad debt experience. We believe these values are estimates and may differ from actual results. We believe that, based on past history and credit policies, the net accounts receivable are of good quality. Write offs for the three months ended March 31, 2005 and 2004 were $0 and $2,242, respectively. The Allowance for Doubtful Accounts was valued at $20,000 for each period ended March 31, 2005 and 2004.

Allowance for Rework and Warranty Costs. We have established a warranty reserve for rework, product warranties and customer refunds. We provide to our OEM customers, a limited warranty that requires us to repair or replace product, at no cost to the customer, which is defective due to Company workmanship issues. In addition, we provide a limited warranty for our proprietary products for a period of one year, which requires us to repair or replace defective product at no cost to the customer or refund the purchase price. Reserves are established based on historical experience and analysis for specific known and potential warranty issues. The reserve reflecting historical experience and potential warranty issues is determined based on a percentage of sales for the prior six-month period. Any specific known warranty issues are reserved for individually. The total of these is analyzed to determine the probability and the Company’s financial exposure, and the reserve is established. As of March 31, 2005 and 2004, the Allowance for Rework and Warranty Costs was valued at $137,580 and $124,000, respectively. The product warranty liability reflects management’s best estimate of probable liability under our product warranties and may differ from actual results.”

Financial Statements

Note 1. Nature of Business and Significant Accounting Policies — Page 19

- Revenue Recognition — Page 19

4.	Please tell us supplementally and expand in greater detail in future filings your revenue recognition policy, especially as it relates to the different types of revenue you earn such as product sales, consisting of electronic controls and assemblies, and proprietary products consisting of sensors and alarms, out of warranty repairs and engineering design services. Include in your discussion the types of post shipment obligations or acceptance provisions you may have and how you account for such obligations when they exist. Refer to the guidance provided in SAB 104.

In most cases, the Company recognizes revenue from the sale of products and out of warranty repairs when the product is delivered to a common carrier for shipment and title transfers.

With one particular customer, the Company recognizes revenue from the sale of customized products when the product is delivered to a customer rented warehouse location within the Company as title transfers and risk of loss and ownership passes to the buyer. These sales are subject to written purchase orders including a fixed schedule for delivery and the date for delivery is reasonable and consistent with the buyer’s business purpose. The product, which is segregated from other inventory, cannot be used to fulfill other customer’s orders as this is a unique product for this customer only. We are the sole supplier source of this product for this customer. Because of the unique nature of this product, the customer must have stock on hand and ready to ship to their customers. Since the customer does not have its own warehouse, they rent warehouse space from the Company by paying a monthly rental charge based on the number of pallets containing their inventory. The customer’s credit and payment terms are the same as all other OEM customers.

Another portion of the Company’s business involves the Company shipping product to a primary customer’s location where it is held in a separate warehouse. Revenue is recognized when that customer notifies the Company the inventory has been removed from that warehouse and title to the product is transferred.

Revenue recognition occurs for engineering design services as the progress billings are made and at the conclusion of the project.

Shipping and handling charges billed to customers are included in net sales, and shipping and handling costs incurred by the Company are included in cost of goods sold. For all sales, the Company uses either a binding purchase order or customer accepted and signed engineering quote as evidence of the arrangement. The Company does not generally accept returns, but does provide a limited warranty as outlined below under Allowance for Rework and Warranty Costs.

The Company will comply with the aforesaid comment in future filings by incorporating the above discussion in future filings.

Note 9. Major Customers. International Sales and Enterprise Wide Disclosures — Page 29

5.	We note from the business section of your Form 10-KSB that you design and manufacture electronic controls and assemblies for OEM customers and provide proprietary products consisting of sensors and alarms for the security/industrial markets. It appears that you have two products that are sold to different types of customers and through different marketing channels. We further note that the discussion of your results of operations is based on revenue generated for each product. Tell us supplementally why you believe you operate in one operating segment and how you determined that you do not have more than one reportable segment that meets the criteria of paragraph 10 of SFAS131. If you applied the aggregation guidance provided in paragraph 17 of SFAS 131 that fact should be disclosed in future filings along with why you believe the criteria for aggregation outlined in paragraph 17 was met.

The Company has reviewed SFAS 131. We do not believe the Company has more than one operating segment as defined in Paragraph 10. The Company is able to distinguish sales revenue from various sources but discrete financial information regarding profit or loss, expense items and assets is not available and operating results are not regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to each revenue source or to assess the performance. In addition, information is not reported or used for internal use and to require the Company to report this would be impracticable. All products are produced in the same manufacturing facility, utilizing the same major and miscellaneous manufacturing equipment and using the same direct and indirect personnel. All products manufactured by the Company represent electronic controls used in a variety of industries and sold to our customers for resale by them to the end user or through various distribution channels.

Item 8A. Controls and Procedures — Page 31

6.	Tell us supplementally and disclose in greater detail in future filings the nature of the material weaknesses identified in your disclosure. In this regard, tell us supplementally and disclose in future filings the specific steps that you have taken to remediate the material weaknesses and whether management believes that the material weaknesses have been corrected.

Management was advised by our independent registered public accounting firm, that we had two significant deficiencies in our internal control, not material weaknesses. Management believes both significant deficiencies have been appropriately addressed and corrected.

The first deficiency related to the methodology used to determine our inventory obsolescence reserve. The Company previously determined the reserve for slow moving and obsolete inventory solely by analyzing the existing inventory, and applying probability of obsolescence percentages to the aged inventory brackets and included specific identification of obsolete inventory.

To address the identified deficiency, in addition to the above methodology described in the preceding sentence, we are currently developing procedures which will provide for estimated excess, slow moving and obsolete inventory reserves based on quarterly reviews for our major customers and annual reviews for lower volume customers of inventory quantities on hand and on order in conjunction with the latest forecasts of product demand and production requirements from these customers. Inventory not specific to a customer is evaluated at least annually. We expect to have these procedures in place by the end of the second quarter of 2005.

All parts specifically identified as obsolete, excess with no foreseeable opportunity of usability and slow moving parts which become unusable due to solderability or date code issues are periodically discarded as part of inventory write downs.

The second deficiency related to the reporting of shipping revenue and the related expense. Previously, the Company netted the shipping revenue charged to the customer against the expense for such shipping. The net revenue or expense was previously reported as part of net sales. Beginning with the 10-KSB for the year ended December 31, 2004, the Company reported the shipping revenue in net sales and the related shipping expense as cost of sales. The comparative information for the year ended December 31, 2003 was also restated to reflect this change as will future comparative quarters. This did not affect the gross profit dollars or net income and was not material in amount or nature as to cause a material misstatement.

The Company hereby acknowledges that

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments to the undersigned.

Sincerely,

/s/ Jennifer A. Thompson

Jennifer A. Thompson
Chief Financial Officer
WINLAND ELECTRONICS, INC.
1950 Excel Drive
Mankato MN 56001
Phone: (507) 625-7231 ext 202
Fax: (507) 625-5135
E-mail: jathompson@winland.com
Web site: www.winland.com